                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934



                        T/SF COMMUNICATIONS CORPORATION
                        -------------------------------
                               (Name of Issuer)



                    Common Stock, $0.10 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)



                                   872857107
                    ---------------------------------------
                                (CUSIP Number)



     Check the following box if a fee is being paid with this statement [X].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

 CUSIP No.:        872857107
                   ---------
--------------------------------------------------------------------------
 1)  Name of Reporting Persons/S.S. or I.R.S. Identification Nos.:
     -------------------------------------------------------------

           Hayden Ann Barnett Kiser; S.S. # ###-##-####
--------------------------------------------------------------------------
 2)  Check the Appropriate Row if a Member of a Group:
     -------------------------------------------------

           (a)  [ ] N/A
           (b)  [ ] N/A
--------------------------------------------------------------------------
 3)  SEC Use Only:
     -------------
--------------------------------------------------------------------------
 4)  Citizenship or Place of Organization:
     -------------------------------------

           United States of America
--------------------------------------------------------------------------
 Number of Shares
 Beneficially Owned
 by Each Reporting
 Person With:        5)   Sole Voting Power:   202,482 shares.
                          ------------------
                          ------------------------------------------------
                     6)   Shared Voting Power:
                          --------------------

                                    -0-
                          ------------------------------------------------
                     7)   Sole Dispositive Power:
                          -----------------------

                                    202,482 (refer to item 5 above)
                          ------------------------------------------------
                     8)   Shared Dispositive Power:
                          -------------------------

                                    -0-
--------------------------------------------------------------------------
 9)        Aggregate Amount Beneficially Owned by Each Reporting Person:
           -------------------------------------------------------------

                     202,482
--------------------------------------------------------------------------
10)        Check if the Aggregate Amount in Row 9 Excludes Certain Shares:
           ---------------------------------------------------------------

--------------------------------------------------------------------------
11)        Percent of Class Represented by Amount in Row 9:
           ------------------------------------------------

                     6.0%
--------------------------------------------------------------------------
12)        Type of Reporting Person:
           -------------------------

                     IN

                                 SCHEDULE 13G

Item 1(a)  Name of Issuer:
           ---------------

                 T/SF Communications Corporation.

Item 1(b)  Address of Issuer's Principal Executive Offices:
           ------------------------------------------------

                 2407 East Skelly Drive, Tulsa, Oklahoma 74105.

Item 2(a)  Name of Person Filing:
           ----------------------

                 Hayden Ann Barnett Kiser.

Item 2(b)  Address of Principal Business Office or, if none, Residence:
           ------------------------------------------------------------

                 1615 East 31st Place, Tulsa, Oklahoma  74105.

Item 2(c)  Citizenship:
           ------------

                 United States of America.

Item 2(d)  Title of Class of Securities:
           -----------------------------

                 Common Stock, $0.10 par value per share.

Item 2(e)  CUSIP Number:
           -------------

                 872857107.

Item 3     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
           -------------------------------------------------------------------
           check whether the person filing is a:
           -------------------------------------

                 N/A

Item 4     Ownership.  If the percent of the class owned, as of
           ----------
           December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire:

          (a)  Amount Beneficially Owned:  202,482 shares
               --------------------------

          (b)  Percent of Class:
               -----------------

                 6.0%

           (c)  Number of shares as to which such person has:
                ---------------------------------------------

                 (i) sole power to vote or to direct the vote:
                     -----------------------------------------

                     202,482 shares

                (ii) shared power to vote or to direct the vote:
                     --------------------------------------------

                     -0-

               (iii) sole power to dispose or to direct the disposition of:
                     ------------------------------------------------------

                     202,482 shares

                (iv) shared  power to dispose or to direct the disposition of:
                     ---------------------------------------------------------

                     -0-

Item 5     Ownership of Five Percent or Less of a Class:
           ---------------------------------------------

                           N/A

Item 6     Ownership of More than Five Percent on Behalf of Another Person:
           ----------------------------------------------------------------

                           N/A

Item 7     Identification and Classification of the Subsidiary Which Acquired
           ------------------------------------------------------------------
           the Security Being Reported on by the Parent Holding Company:
           -------------------------------------------------------------

                           N/A

Item 8     Identification and Classification of Members of the Group:
           ----------------------------------------------------------

                           N/A

Item 9     Notice of Dissolution of Group:
           -------------------------------

                           N/A

Item 10    Certification:
           --------------

                           N/A

Signature:
----------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           February 13, 1996
           --------------------------------
           Date


           /s/ Hayden Ann Barnett Kiser
           -----------------------------
           Hayden Ann Barnett Kiser